UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
December 8, 2016
Commission File Number 001-15244
CREDIT SUISSE GROUP AG
(Translation of registrant’s name into English)
Paradeplatz 8, CH 8001 Zurich, Switzerland
(Address of principal executive office)

Commission File Number 001-33434
CREDIT SUISSE AG
(Translation of registrant’s name into English)
Paradeplatz 8, CH 8001 Zurich, Switzerland
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F.
   Form 20-F      Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

This report includes the slides for the presentation to the debt investor community on December 8, 2016.

 Credit Suisse Debt Investor PresentationDavid Mathers, Chief Financial Officer  December 8, 2016

 Disclaimer (1/2)  The data presented in this presentation relating to the Swiss Universal Bank refers to the division of Credit Suisse Group as the same is currently managed within Credit Suisse Group. The scope, revenues and expenses of the Swiss Universal Bank vary from the planned scope of Credit Suisse (Schweiz) AG and its subsidiaries, planned to be subject to a partial IPO, market conditions permitting. Any such IPO would involve the sale of a minority stake and would be subject to, among other things, all necessary approvals.It is therefore not possible to make a like-for-like comparison of the Swiss Universal Bank as a division of Credit Suisse Group on the one hand and Credit Suisse (Schweiz) AG as a potential IPO vehicle on the other hand.Cautionary statement regarding forward-looking statements This presentation contains forward-looking statements that involve inherent risks and uncertainties, and we might not be able to achieve the predictions, forecasts, projections and other outcomes we describe or imply in forward-looking statements. A number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions we express in these forward-looking statements, including those we identify in "Risk Factors” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2015 and in “Cautionary statement regarding forward-looking information" in our media release relating to Investor Day, published on December 7, 2016 and filed with the US Securities and Exchange Commission, and in other public filings and press releases. We do not intend to update these forward-looking statements except as may be required by applicable law. In particular, the terms “Illustrative”, “Ambition”, “Outlook” and “Goal” are not intended to be viewed as targets or projections, nor are they considered to be Key Performance Indicators. All such illustrations, ambitions and goals are subject to a large number of inherent risks, assumptions and uncertainties, many of which are completely outside of our control. Accordingly, this information should not be relied on for any purpose. We do not intend to update these illustrations, ambitions or goals.We may not achieve the benefits of our strategic initiativesWe may not achieve all of the expected benefits of our strategic initiatives. Factors beyond our control, including but not limited to the market and economic conditions, changes in laws, rules or regulations and other challenges discussed in our public filings, could limit our ability to achieve some or all of the expected benefits of these initiatives. Estimates and assumptionsIn preparing this presentation, management has made estimates and assumptions that affect the numbers presented. Actual results may differ. Figures throughout presentation may also be subject to rounding adjustments. Cautionary Statements Relating to Interim Financial InformationThis presentation contains certain unaudited interim financial information as of or for periods after September 30, 2016, the date of our last published quarterly financial statements. This information has been derived from management accounts, is preliminary in nature, does not reflect the complete results of the fourth quarter of 2016 and is subject to change, including as a result of any normal quarterly adjustments in relation to the financial statements for the fourth quarter of 2016. This information has not been subject to any review by our independent registered public accounting firm. There can be no assurance that the final results for these periods will not differ from these preliminary results, and any such differences could be material. Quarterly financial results for the fourth quarter of 2016 will be included in our 4Q16 Earnings Release, and audited consolidated financial statements for full-year 2016 will be included in our Annual Report on Form 20-F for the year ended December 31, 2016, when they are published. These interim results of operations are not necessarily indicative of the results to be achieved for the remainder of the fourth quarter or the full year 2016.

 Disclaimer (2/2)  Statement regarding non-GAAP financial measures This presentation also contains non-GAAP financial measures, including adjusted results. Information needed to reconcile such non-GAAP financial measures to the most directly comparable measures under US GAAP or a reference thereto can be found in this presentation in the Appendix, which is available on our website at credit-suisse.com.Statement regarding capital, liquidity and leverage As of January 1, 2013, Basel 3 was implemented in Switzerland along with the Swiss “Too Big to Fail” legislation and regulations thereunder (in each case, subject to certain phase-in periods). As of January 1, 2015, the Bank for International Settlements (BIS) leverage ratio framework, as issued by the Basel Committee on Banking Supervision (BCBS), was implemented in Switzerland by FINMA. Our related disclosures are in accordance with our interpretation of such requirements, including relevant assumptions. Changes in the interpretation of these requirements in Switzerland or in any of our assumptions or estimates could result in different numbers from those shown in this presentation. Capital and ratio numbers for periods prior to 2013 are based on estimates, which are calculated as if the Basel 3 framework had been in place in Switzerland during such periods. Unless otherwise noted, leverage exposure is based on the BIS leverage ratio framework and consists of period-end balance sheet assets and prescribed regulatory adjustments. Leverage amounts for 4Q14, which are presented in order to show meaningful comparative information, are based on estimates which are calculated as if the BIS leverage ratio framework had been implemented in Switzerland at such time. Beginning in 2015, the Swiss leverage ratio is calculated as Swiss total capital, divided by period-end leverage exposure. The look-through BIS tier 1 leverage ratio and CET1 leverage ratio are calculated as look-through BIS tier 1 capital and CET1 capital, respectively, divided by end-period leverage exposure. Selling restrictions This document, and the information contained herein, is not an offer to sell or a solicitation of offers to purchase or subscribe for securities of Credit Suisse Group AG or Credit Suisse (Schweiz) AG in Switzerland, the United States or any other jurisdiction. This document is not a prospectus within the meaning of article 652a of the Swiss Code of Obligations, nor is it a listing prospectus as defined in the listing rules of the SIX Swiss Exchange AG or any other exchange or regulated trading facility in Switzerland or a prospectus or offering document under any other applicable laws. Copies of this document may not be sent to jurisdictions, or distributed in or sent from jurisdictions, in which such documents are barred or prohibited by law. A decision to invest in securities of Credit Suisse Group AG or Credit Suisse (Schweiz) AG should be based exclusively on a written agreement with Credit Suisse Group AG or an offering and listing prospectus to be published by Credit Suisse Group AG or Credit Suisse (Schweiz) AG for such purpose. Any offer and sale of securities of Credit Suisse (Schweiz) AG will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered in the United States of America absent such registration or an exemption from registration. There will be no public offering of such securities in the United States of America.

Delivering against our key objectives

Costs

2016E net savings

CHF 1.6 bn

2016E adjusted operating expenses at constant FX rates*

CHF 19.6 bn

Assets

9M16 net new assets[1]

CHF 30.9 bn

10% emerging market growth rate

3% mature market growth rate

Profitability

9M16 Core pre-tax income adjusted

CHF 2.9 bn

9M16 SRU pre-tax loss adjusted

CHF 2.4 bn

Capital

3Q16 CET1 look-through ratio

12.0%

+180 bps vs. 3Q15

3Q16 CET1 look-through leverage ratio

3.4%

Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix
* See Appendix
1 Relating to Wealth Management in SUB, IWM and APAC

CREDIT SUISSE
December 8, 2016 3

 Agenda  Progress in capital reallocation and growth  1  Update on cost initiatives  2  Divisional execution towards targets and strategy  3  Funding plan and strategy   4  Regulatory update  5

Capital
Cost initiatives
Divisional financials
Funding plan
Regulatory update

CET1 ratio increased to 12.0%; RWA reallocated to growth businesses

Basel III RWA in CHF bn


285
270
3Q15
3Q16

CET1 ratio in %


10.2%
12.0%
3Q15
3Q16

3Q16 vs. 3Q15 Basel III RWA business impact[1] in CHF bn


+16
IBCM
+3
IWM
+3
SUB
+4
APAC
+6
(20)
SRU
(8)
GM
(28)
Increases
Sources

1 Business impact includes business moves and internally driven methodology and policy impact and is expressed as net of FX and major external methodology changes

CREDIT SUISSE
December 8, 2016
5

 Continued reduction of leverage exposure while re-allocating to growth businesses; Tier 1 leverage ratio up 70 bps YoY  3Q15  3Q16  1,045  949      3.9%  4.6%  1 Business impact excludes impact from FX  Sources  SRU  Corp. Ctr. / HQLA  IBCM  APAC  SUB  (24)  (76)  +9  +14  GM  (11)  +10  +33  (116)  Increases  IWM  (5)  1.1%  2.8%  1.2%  3.4%  3Q15  3Q16  3Q16 vs. 3Q15 Leverage exposure business impact1 in CHF bn  Leverage exposure in CHF bn  Leverage ratio in %  Tier 1  CET1  Capital  Cost initiatives  Divisional financials  Funding plan  Regulatory update

Capital
Cost initiatives
Divisional financials
Funding plan
Regulatory update

Illustrative CET1 capital generation and impact on capital ratios


CET1 ratio targets[1,2]
11-12% until end 2016
12-13% over 2017 and 2018
>13% in 2018+
buffer for Basel III reform
CET1 ratio[1,2]
in %
12.0%
~2.0%
~0.7-1.5%
~0.7%
~(2.0)-(3.0)%
~(0.9)%
12-13%
3Q16
Operating Free Capital Generated
CET1 benefit from Credit Suisse (Schweiz) IPO[3]
Capital released from SRU RWA reduction[4]
CET1 equivalent of increase in RWA for other divisions[4]
Cash component of dividends
2018

	3Q16	2018
CET1 Leverage ratio	3.4%	>3.5%
Tier1 Leverage ratio	4.6%	~5.0%

1 Pre significant litigation 2 Pre reforms to Basel III 3 Any such IPO would involve the sale of a minority stake and would be subject to, among other things, all necessary approvals and would be intended to generate / raise additional capital for Credit Suisse AG or Credit Suisse (Schweiz) AG 4 Includes business growth and methodology impacts (excluding Basel III reform)

CREDIT SUISSE
December 8, 2016
7

 Agenda  Progress in capital reallocation and growth  1  Update on cost initiatives  2  Divisional execution towards targets and strategy  3  Funding plan and strategy   4  Regulatory update  5

 Capital  Cost initiatives  Divisional financials  Funding plan  Regulatory update  On track to reduce expenses to below CHF 19.8 bn target, with CHF 1.6 bn net savings expected by end-2016    2015  21.2  19.8  Adjusted operating expenses at constant FX rates* in CHF bn  Net savings in CHF bn    2016Target    1.6  2016estimated      (1.6)    2016 estimated  19.6  1.6 net savings  Net headcount1 reductions of 6,050 as of December 4, exceeding target net reduction for full year 2016  Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix1 Headcount includes permanent full-time equivalent employees, contractors, consultants and other contingent workers; Achieved as of December 4, 2016 includes departed and notified headcount * See Appendix

 Capital  Cost initiatives  Divisional financials  Funding plan  Regulatory update  Adjusted operatingexpenses at constantFX rates* in CHF bn  Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix * See Appendix  2015  Gross savings  Investments in growth  2016 estimated  21.2  (2.1)  19.6  Strengthening of controls  0.3  0.2      2016 target of CHF 19.8 bn    Expect to achieve CHF 2.1 bn of gross savings in 2016, while reinvesting in growth businesses that aims at achieving attractive returns

Summary of progress
Cost initiatives
Divisional financials
Funding plan
Regulatory update

On track to beat target cost base of CHF 19.8 bn for 2016; expect to reduce cost base to <CHF 17.0 bn by end-2018


Target total of >CHF 4.2 bn of net savings by end-2018
2015 – 2018 cost reduction program*
in CHF bn, year-end targets
21.2
(1.6)
(estimated)
2016 cost target CHF 19.8 bn
19.6
(2.6)
<17.0
18.5 – 19.0
2015
Estimated 2016 cost reductions
2016 estimated
2017 & 2018 planned savings
Revised 2018 Target
Prior 2018 Target (Investor Day 2015)

Note: Cost reduction program measured in constant FX rates and based on expense run rate excluding major litigation expenses, restructuring costs and goodwill impairment, but including other costs to achieve savings. Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix

* See Appendix

CREDIT SUISSE
December 8, 2016
11

 Agenda  Progress in capital reallocation and growth  1  Update on cost initiatives  2  Divisional execution towards targets and strategy  3  Funding plan and strategy   4  Regulatory update  5

Capital
Cost initiatives
Divisional financials
Funding plan
Regulatory update

Continued focus on cost discipline at SUB with maintained 2018 pre-tax income target

Adjusted pre-tax income[1]
in CHF bn


1.6
2015
2.3
Prior 2018 Target (ID 2015)
2.3
2018 Target

Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results and a reconciliation of adjustments applied for Swisscard are included in the Appendix. Financial and other information is for Swiss Universal Bank division. Scope of Credit Suisse (Schweiz) AG differs from Swiss Universal Bank division
1 Excludes Swisscard impact

CREDIT SUISSE
December 8, 2016
13

Capital
Cost initiatives
Divisional financials
Funding plan
Regulatory update

IWM outlook impacted by adverse market environment in near term

Adjusted pre-tax income
in CHF bn


1.0
2015
2.1
Prior 2018 Target (ID 2015)
0.1
Business transfers
(0.4)
Asset Management[1]
1.8
Revised 2018 Target

Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix
1 Including additional market related activities

CREDIT SUISSE
December 8, 2016
14

   Capital  Cost initiatives  Divisional financials  Funding plan  Regulatory update  Adjustedpre-tax incomein CHF bn  Prior 2018 Target(ID 2015)  Revised 2018Target  Marketimpact  2.1  1.6  0.3  0.7  0.7  2015  1.1  Wealth Mgmt.1  Businesstransfers  Prior 2018 Targetexcl. business transfers   Costinitiatives  Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix1 Including contributions from wealth management connected activities  0.7  (0.7)  (0.1)  2.0  APAC wealth management target unchanged; reduced overall target reflects adverse impact from market conditions

 Capital  Cost initiatives  Divisional financials  Funding plan  Regulatory update  Global Markets targeted to meet its cost of capital by 2018  Note: Adjusted results are non-GAAP financial measures † See Appendix  Adjusted net revenues  Adjusted total operating expenses  2018 Ambition in USD bn  6.0+   Less than 4.8        Target return on regulatory capital†: 10 – 15%

 Capital  Cost initiatives  Divisional financials  Funding plan  Regulatory update  Revenue growth and operating efficiencies to drive IBCM toward return target  Note: Adjusted results are non-GAAP financial measures † See Appendix  2018Target  15-20%  Adjusted return on regulatory capital†    ~60% revenue growth~40% operating efficiencies  2016 to 2018 PTI Growth

Capital
Cost initiatives
Divisional financials
Funding plan
Regulatory update

SRU RWA and leverage exposure outlook

On track to reduce RWA and leverage exposure by ~80% by end-2019

RWA[1] in USD bn


excl. ops risk
73
(35)%
55
36
(80)%
30
Credit & market risk
54
35
17
11
Operational risk
19
20
19
19
4Q15
3Q16
2018 Target
2019 Target

Leverage exposure in USD bn


170
(30)%
119
57
(76)%
40
4Q15
3Q16
2018 Target
2019 Target

1 RWA shown excluded projected inflation from future regulatory uplifts (e.g. fundamental review of trading book). Regulatory (FINMA) approval required for any operational risk reduction

CREDIT SUISSE
December 8, 2016
18

Capital
Cost initiatives
Divisional financials
Funding plan
Regulatory update

SRU pre-tax loss outlook

Pre-tax loss drag projected to reduce to ~USD 800 mn by year-end 2019

Illustrative adjusted pre-tax income progression
in USD mn


Comparison to previously announced Ambition
9M16
Prior 2018 Target[1]
GMAR Transfers[2]
Legacy Funding[3]
2018 Target
2019 Target
(2,465)
(850)
~(325)
~(225)
~(1,400)
~(800)

Note: Adjusted results are non-GAAP financial measures. A reference to the reconciliation to reported results is included in the Appendix.
1 As announced with 4Q15 earnings release to be CHF 850 mn ~ USD 850 mn
2 Includes impact from the recalibration of funding cost allocations effective January 1, 2016
3 2018 target no longer projects the early redemption of legacy funding instruments

CREDIT SUISSE
December 8, 2016
19

 Capital  Cost initiatives  Divisional financials  Funding plan  Regulatory update  Overview of revised financial targets for Group and divisions  APAC  Pre-tax income o/w Wealth Management 2  IWM  Pre-tax income  SUB  Pre-tax income  Global Markets  RWA threshold1Leverage exposure threshold1Return on regulatory capital†  Note: Adjusted results are non-GAAP financial measures1 As announced on March 23, 2016 (Credit Suisse Strategy Update) 2 Including contributions from wealth management connected activities † See Appendix  2016  USD 60 bnUSD 290 bn  > CHF 1.4 bn1< CHF 19.8 bn111-12%1  Group  Net cost savingsOperating cost baseCET1 ratio (pre significant litigation)CET1 leverage ratio  SRU  Pre-tax lossRWALeverage exposure  2019  > 13% pre-Basel III reform uplift; > 11% post-Basel III reform uplift  ~ USD 0.8 bnUSD 30 bnUSD 40 bn  2018  CHF 1.6 bnCHF 0.7 bn  CHF 1.8 bn  CHF 2.3 bn  10-15%  > CHF 4.2 bn< CHF 17.0 bn12-13%> 3.5%  15- 20%  Adjusted figures  IBCM  Return on regulatory capital†  ~ USD 1.4 bn

 Agenda  Progress in capital reallocation and growth  1  Update on cost initiatives  2  Divisional execution towards targets and strategy  3  Funding plan and strategy   4  Regulatory update  5

 Overall funding volumes and costs to decline through 2019  Capital  Cost initiatives  Divisional financials  Funding plan  Regulatory update  Reduced funding and capital requirements driven by the continued progress on the wind-down of the SRU portfolio  Progress in SRU reduction     Over USD 8 bn of expensive capital rolls off through 2019  High cost debt rolling off     Capital markets funding volume expected to decline by approximately 28% from 2016 to 2019 due to reduction of term funding demand required by businesses  Optimization of resources     More expensive bail-in HoldCo debt replacing lower cost maturing OpCo debt   Debt replacementdynamics     Credit Suisse spreads at elevated level as a result of large issuance volumes in 2014 and 2015 to support IHC and entity liquidity  Elevated senior spreads level             HoldCo to OpCo spread basis for UK / Swiss peers remains significantly wider than for US peers  HoldCo to OpCo spread differential

Capital
Cost initiatives
Divisional financials
Funding plan
Regulatory update

Funding needs reflect business demand and Group / Entity regulatory requirements


Business Demand
Supply
"Look-through" regulatory and management targets
NSFR
> 100%
LCR
>110%
RWA
"look-through"
CHF 270 bn
Leverage exposure
"look-through"
CHF 949 bn
Deposits
OpCo & other debt[4]
HoldCo debt[3]
Capital instr.[2]
Equity[1]
Liquidity
Loss absorbing capital
LCR
130-150%
NSFR
> 100%
CET1 ratio[5,6]
~13%
TLAC ratio[7]
28.6%
(Jan 1, 2020)
3Q16
3Q16
2018

1 Includes shareholders' equity and noncontrolling interests 2 Includes AT1 High Trigger capital instruments, grandfathered Tier 1 and Tier 2 capital instruments, and legacy capital instruments 3 Bail-in debt instruments 4 Includes senior debt, structured notes, Pfandbrief/covered bonds, due to banks and other short-term liabilities 5 Pre significant litigation expenses 6 Pre reforms to Basel III 7 Does not include the effects of the countercyclical buffers and any rebates for resolvability and for certain tier 2 low-trigger instruments recognized in gone concern capital

CREDIT SUISSE
December 8, 2016
23

 Capital  Cost initiatives  Divisional financials  Funding plan  Regulatory update  Reduced capital instrument costs expected to offset increased HoldCo funding costs  Estimated funding costs1 – capital instruments in USD bn    2.8  2.8  2.7  2.2  Estimated funding costs1 – other sources of funding in USD bn  Total funding cost1 in USD bn  1.4  1.5  1.5  1.6  1 Cost represents a spread to the 3-month reference rate

 Illustrative funding cost sensitivity and spread mediation  Capital  Cost initiatives  Divisional financials  Funding plan  Regulatory update  Funding costs sensitivity in CHF bn   2019E  2.71  2.67      HoldCo  AT1 High Trigger  2018E  2.24  2.13          Spread tightening assumes HoldCo spread  50bps, AT1 spread  100bps in 2018  (40) mn  (110) mn  All other1  1 Includes grandfathered T1 and T2 capital instruments, legacy capital instruments and OpCo debt

Capital
Cost initiatives
Divisional financials
Funding plan
Regulatory update

Continued reinforcement of our creditor-friendly themes and strong capacity for capital coupon payments

Early 2016 market volatility in USD low-trigger AT1 capital instruments[1], price in %



110
100
90
80
70
Credit Suisse
UBS
Deutsche Bank
Jul-15
Sep-15
Nov-15
Jan-16
Mar-16
May-16
Jul-16
Sep-16
Nov-16

- AT1 instruments include a contractual dividend stopper
- Credit Suisse will be prohibited from making any AT1 interest payment if:
  - Distributable profits of CHF 15.8 bn (as of end 2015[2]) are less than the aggregate amount of payments on Tier 1 instruments
  - Minimum regulatory requirements are not met – transitional capital ratios
  - FINMA prohibited such interest payment
- Credit Suisse historically has called all capital instruments on first call

Source: Bloomberg "Distributable Profits" = aggregate of i) net profits carried forward and ii) freely available reserves (other than reserves for own shares), in each case, less any amounts that must be contributed to legal reserves under applicable law, all as appearing in the Relevant Accounts (i.e., the audited unconsolidated financial statements of the issuer for the previous financial year) 1 Shown are Credit Suisse USD - 7.5% - PNC10 - AT1 - XS0989394589; UBS USD - 7% - PNC10 - AT1 - CH0271428333; Deutsche Bank USD - 7.5% - PNC10 - AT1 - US251525AN16 2 As of the end of 2015, the distributable profits of Credit Suisse Group AG, under the terms of our capital instruments, consisted of statutory and discretionary reserves of CHF 10.5 bn, retained earnings brought forward of CHF 5.2 bn and net profit of CHF 0.1 bn

CREDIT SUISSE
December 8, 2016
26

Capital
Cost initiatives
Divisional financials
Funding plan
Regulatory update

Large capital buffer to capital instrument triggers

Phase-in BIS CET1 ratio and capital in CHF bn



14.1%
3Q16[1] CET1 capital ratio
38.6
Conversion trigger[2]
7.0%
CHF 19.5 bn CET1 buffer[1]
19.2
5.0%
Write-down trigger[3]
CHF 25.0 bn CET1 buffer[1]
13.7
CET1 capital 3Q16
CET1 capital at conversion trigger
CET1 capital at write-down trigger

Look-through impact[4]:

- Assuming CET1 capital ratio of 12.0%[5] (as of end 3Q16)
  - CHF 13.4 bn CET1 buffer — 7.0%
  - CHF 18.8 bn CET1 buffer — 5.0%
- Assuming a targeted CET1 capital ratio of 13% (end 2018 target, pre-Basel III reform uplift)
  - CHF 18.4 bn CET1 buffer — 7.0%
  - CHF 24.5 bn CET1 buffer — 5.0%

Note: For presentation purposes the CET1 buffer for the 5.125% low-trigger capital instrument is not shown The write-down trigger for certain capital instruments takes into account that other outstanding capital instruments that contain relatively higher capital ratios as part of their trigger feature are expected to convert into equity or be written down prior to the write down of such capital instruments   Rounding differences may occur

CET1 = Common equity Tier 1   1 Based on end 3Q16 phase-in risk-weighted assets of CHF 274 bn   2 Conversion into equity upon Credit Suisse Group AG's (the "Group") reported phase-in CET1 ratio falling below 7%, or a determination by FINMA that conversion is necessary, or that the Group requires public sector capital support, to prevent it from becoming insolvent, bankrupt or unable to pay a material amount of debts, or other similar circumstances   3 The principal amount of the instrument would be written-down to zero and canceled if the following trigger events were to occur: A) the Group's reported phase-in CET1 ratio falls below 5%; or B) FINMA determines that cancellation of the instrument and other similar contingent capital instruments is necessary, or that the Group requires public sector capital support, in either case to prevent it from becoming insolvent or otherwise failing ("Customary Non-Viability Scenarios")   4 Assumes the full application of a five-year (20% per annum) phase-in of goodwill, other intangible assets and other capital deductions (e.g., certain deferred tax assets) and the phase-out of an adjustment for the accounting treatment of pension plans and certain capital instruments   5 Based on end 3Q16 look-though risk-weighted assets of CHF 270 bn

CREDIT SUISSE
December 8, 2016
27

 Build-up of HoldCo debt layer reduces loss given default and supports credit ratings  OpCo  HoldCo  Capital instruments  Estimated funding volumes  12%  19%  30%  40%    Resolution (restructuring by FINMA)    Loss absorption waterfall  Deposits, in so far as not privileged  AT1 and tier 2 instruments  Equity capital  Senior bonds without capital adequacy eligibility (e.g. HoldCo bail-in bonds)  Other claims not excluded from conversion/write-down (e.g. OpCo senior unsecured bonds), with the exception of deposits  Bail-in hierarchy in Switzerland      Capital  Cost initiatives  Divisional financials  Funding plan  Regulatory update

Capital
Cost initiatives
Divisional financials
Funding plan
Regulatory update

Stable funding sources and liquidity strength provide strong foundation for creditors

Funding sources by type, total liabilities & equity as of:


11%
21%
3Q16
38%
30%
68%
or an increase of
CHF 61 bn since end-2010
Match funded[1]
Due to banks, other short-term liabilities[2] and short-term borrowings
Core customer deposits[3]
Long-term debt[4] & total equity[5]

Group liquidity coverage ratio (LCR) in %

The strengthening of the ratio since 1Q15 reflects our efforts to ensure that Group entities meet applicable local liquidity requirements


103
125
139
136
151
172
163
130%-150%
target range
going forward
1Q15
2Q15
3Q15
4Q15
1Q16
2Q16
3Q16

Note: Beginning in May 2015, FINMA required us to maintain a minimum LCR of 110% at all times
1 Repurchase agreements, short positions and funding-neutral liabilities. Funding neutral liabilities primarily include brokerage receivables/payables, positive/negative replacement values and cash collateral 2 Other short-term liabilities primarily includes excess of funding neutral liabilities (brokerage payables) over corresponding assets 3 Core customer deposits are from clients with whom we have a broad and longstanding relationship. Core customer deposits exclude deposits from banks and certificates of deposit 4 Includes structured notes, secured long-term debt, senior unsecured funding OpCo and HoldCo, Tier 1 and Tier 2 capital instruments and covered bonds. 5 Includes shareholder's equity and non-controlling interests

CREDIT SUISSE
December 8, 2016
29

 Future issuances focused on HoldCo and AT1  1 Includes AT1 High Trigger capital instruments, grandfathered Tier 1 and Tier 2 capital instruments, and legacy capital instruments 2 Including Pfandbrief/Covered Bonds 3 As of September 30, 2016 4 Issuance plans reflect projected business growth, development of the balance sheet, future funding needs and maturity profiles as well as the effects of changing market and regulatory conditions and assumes callable issues redeemed at first call date. Subject to change   Long-term debt capital markets issuances in CHF bn  Capital instruments1    Senior bonds (OpCo)2      Senior bonds (HoldCo)  37  40  16  YTD3  25  8  7  13    Scheduled maturities3  Estimated 2017 issuance~ 13 to 15o/w 1-3 capital, 10-12 senior instruments (HoldCo)4    21  25  17  2017  2018  2019  Supply normalized compared to prior yearsSenior unsecured HoldCo issuances expected to replace maturing OpCo notes (USD 22 bn HoldCo issued to date)Existing callable capital expected to be replaced with AT1 instruments or otherwise redeemed  Capital  Cost initiatives  Divisional financials  Funding plan  Regulatory update

 Agenda  Progress in capital reallocation and growth  1  Update on cost initiatives  2  Divisional execution towards targets and strategy  3  Funding plan and strategy   4  Regulatory update  5

Capital
Cost initiatives
Divisional financials
Funding plan
Regulatory update

Major regulatory capital changes anticipated over 2016-2020

Recalibrated leverage ratio likely to be primary capital constraint until beginning 2020, however…

…RWA uplift resulting from Basel III reforms will drive the binding constraint[1] from the start of 2020

2016

- Revised Swiss TBTF rules require going concern leverage ratio of 5% (of which 3.5% CET1), 5%[2] gone concern leverage ratio, going concern RWA ratio of 14.3% (of which 10% CET1) and 14.3%[2] gone concern RWA ratio to become fully effective by January 1, 2020 (phase-in)
- Group of Governors and Heads of Supervision (GHOS) of BCBS is due to meet in January 2017 where final rules for revisions to standard rules for floors, credit risk and operational risk are expected. Significant recalibration to draft rules expected

2018

- Standardized Approach to Counterparty Credit Risk, Banking Book Securitizations and Equity Investment in Funds rules effective from January 1, 2018

2019

- Impact of revised Market Risk rules expected to be effective by December 31, 2019. Will affect primarily market risk assets in divisions with trading activity

2020

- Revised Swiss TBTF rules will be phased-in and become fully effective January 1, 2020
- Recent BCBS conference comments on November 30, 2016 indicate a longer implementation and phase-in period than previously expected. Use of internal models was confirmed

1 The binding constraint is calculated as the worse of 10% of RWA and 3.5% of leverage exposure due to the TBTF requirement of 10% CET 1 ratio and 3.5% CET 1 leverage ratio requirement
2 Does not include the effects of the countercyclical buffers and any rebates for resolvability and for certain tier 2 low-trigger instruments recognized in gone concern capital

CREDIT SUISSE
December 8, 2016
32

Capital
Cost initiatives
Divisional financials
Funding plan
Regulatory update

RWA estimated regulatory impact - 2018 to 2020 and beyond

Estimated CET1 ratio (%)
Pre significant litigation

12-13% in 2018

2018+: >13% *pre Basel III reform* ; >11% *post Basel III reform*

Estimated net regulatory impact in CHF bn

Final rules impact | **Draft rules impact**


~10
~20

2018E	2019E	2020E and beyond	Advanced rules estimated impact
▪ **Equity investments in funds** ▪ **SACCR** ▪ **Banking book securitization**	▪ **FRTB**	*Pending BCBS finalization of remaining rules; significant recalibration expected January 2017.* ▪ **FRTB CVA** ▪ **Reduced IRB** ▪ **Operational Risk**	

CREDIT SUISSE
December 8, 2016
33

   HoldCo    Swiss bail-in regime similar to US and UK approach  Structural  Switzerland  UK  United States    1 Under the new draft amendment to BRRD Article 108, the European Commission has proposed to change national insolvency hierarchies in the EU member states in order to provide for a preferred and a non-preferred senior unsecured class  FSB subordination forms:  Statutory  Germany  Italy  Existing bonds subordinated  New class created by statute  France  Evolving      Contractual  New class created within subordinated class  On a case-by-case basis                                                                                                         United States  Other EU countries1    Capital  Cost initiatives  Divisional financials  Funding plan  Regulatory update

 Appendix

Credit rating peer comparison – Bank Holding Companies

Moody's rating scale / Fitch and S&P rating scale	Aa3 / AA-	A1 / A+	A2 / A	A3 / A-	Baa1 / BBB+	Baa2 / BBB	Baa3 / BBB-	Ba1 / BB+
HSBC	F	M*	S*					
JPMorgan Chase		F		M S				
Goldman Sachs			F	M	S			
Morgan Stanley			F	M	S			
Bank of America			F		M S			
Citigroup			F		M S			
UBS			F•	S		M[1]		
Credit Suisse Group AG				F	S		M	
Barclays			F			S*	M*	
RBS					F		S	M•

Legend
- M Moody's
- F Fitch
- S S&P

Source: Bloomberg. Ratings shown are current senior unsecured long-term debt ratings and are subject to change without notice. Latest rating action on July 7, 2016

* Long-term rating on negative outlook • Long-term rating on positive outlook Ratings apply to holdings companies: HSBC Holdings plc, JPMorgan Chase & Co., Goldman Sachs Group Inc., Morgan Stanley, Bank of America Corp., Citigroup Inc., Credit Suisse Group AG, UBS Group AG, Barclays plc, and Royal Bank of Scotland Group plc 1 On September 21, 2015, Moody's assigned a rating to the guaranteed US dollar senior notes issued by UBS Group Funding (Jersey) Limited. This rating was initiated by Moody's and was not requested by the rated entity Note: Ratings not shown for BNP Paribas SA, Deutsche Bank AG and Société Générale SA, given there is no holding company structure or holding company rating

CREDIT SUISSE December 8, 2016 36

Credit rating peer comparison – Bank Operating Companies

Moody's rating scale / Fitch and S&P rating scale	Aa2 / AA	Aa3 / AA-	A1 / A+	A2 / A	A3 / A-	Baa1 / BBB+	Baa2 / BBB
HSBC	M* (P-1)	S* (A-1+) F (F1+)					
JPMorgan Chase		M (P-1) F (F1+)	S (A-1)				
UBS			M (P-1) S (A-1) F (F1)				
Bank of America			M (P-1) F (F1)	S** (A-1)			
Citigroup			M (P-1) F (F1)	S** (A-1)			
Goldman Sachs			M (P-1) F (F1)	S** (A-1)			
Morgan Stanley			M (P-1) F (F1)	S** (A-1)			
BNP Paribas			M (P-1) F (F1)	S (A-1)			
Credit Suisse AG (Bank)				M (P-1) F (F1) S (A-1)			
Société Générale				M (P-1) F (F1) S (A-1)			
Barclays				M* (P-1) F (F1)	S* (A-2)		
Deutsche Bank					F (F1)	S* (A-2)	M (P-2)

Legend

M	Moody's
F	Fitch
S	S&P

Source: Bloomberg. Ratings shown are current senior unsecured long-term ratings and short-term ratings (below each symbol) and are subject to change without notice. Latest rating action on July 19, 2016

* Long-term rating on negative outlook ** On review for upgrade Note: Ratings shown are for HSBC Bank plc, JPMorgan Chase Bank NA, UBS AG, Bank of America NA, Citibank NA, Goldman Sachs Bank USA, Morgan Stanley Bank NA., BNP Paribas SA, Credit Suisse AG, Société Générale SA, Barclays Bank plc and Deutsche Bank AG

CREDIT SUISSE
December 8, 2016 37

New TBTF capital requirements for internationally operating SIBs in Switzerland – grandfathering rules

Outstanding regulatory capital instruments as of end-3Q16

			Currency	Notional (in million)	Coupon	Maturity	First call	New TBTF: Qualifies as Going concern until	New TBTF: Recognized as
Low-trigger	Write-down	Tier 2	USD	2,500	6.5%	2023	08/2023	First call or end 2019 (whichever is first)	Going / Gone concern
			EUR	1,250	5.75%	2025	09/2020		
		AT1	CHF	290	6.0%	perpetual	09/2018	First call (even if beyond 2019)	Going /Gone concern
			USD	2,250	7.5%	perpetual	12/2023		
			USD	2,500	6.25%	perpetual	12/2024		
High-trigger	Conversion	Tier 2	CHF	750	7.125%	2022	03/2017	First call or end 2019 (whichever is first)	Going /Gone concern
		AT1	CHF	2,500	9.0%	perpetual	10/2018		Going concern
			USD	1,720	9.5%	perpetual	10/2018		
			USD	1,725	9.5%	perpetual	10/2018		
	Write-down		Contingent Capital Awards CHF	390[1]	floating	perpetual	n.a.		Going concern
		Total	CHF	15.8 bn					

Grandfathering rules

1 Represents the amount recognized in regulatory capital

Note: In May 2016 the Swiss Federal Council amended the Capital Adequacy Ordinance (CAO) which recalibrates and expands the existing "Too Big to Fail" regime in Switzerland. The amended CAO came into effect on July 1, 2016, subject to phase-in and grandfathering provisions for certain outstanding instruments, and has to be fully applied by January 1, 2020. After January 1, 2020, the low-trigger Tier 2 instruments receive gone concern treatment and the Group's gone concern requirement is reduced by a factor of 0.5 for the outstanding amount of these instruments in relation to risk-weighted assets and leverage exposure. In effect, the low-trigger Tier 2 instruments receive 1.5x value in the gone concern ratio

CREDIT SUISSE
December 8, 2016
38

Early capital compliance on a phase-in basis


Credit Suisse
look-through
Leverage ratio[1]
7.5%
2.8%
1.2%
3.4%
3Q16[3]
Capital ratio[2]
26.1%
9.9%
4.3%
11.9%
3Q16[4]
CET1
Additional tier 1[5]
(incl. high-trigger Tier 1 and Tier 2 and low-trigger Tier 1)
Bail-in debt instruments[6]
4.0%
1.0%
0.7%
2.3%
14.25%
3.5%
2.625%
8.125%
2016[7]
5.5%
2.0%
0.9%
2.6%
18.2%
6.2%
3.0%
9.0%
2017
7.0%
3.0%
1.1%
2.9%
21.76%
8.9%
3.4%
9.46%
2018
8.5%
4.0%
1.3%
3.2%
25.18%
11.6%
3.9%
9.68%
2019
10.0%
5.0%
1.5%
3.5%
28.6%
14.3%
4.3%
10.0%
2020
Gone concern
Going concern
Leverage ratio requirements[8]
Capital ratio requirements[8]

1 In percentage of leverage exposure 2 In percentage of risk-weighted assets 3 Based on end 3Q16 look-through leverage exposure of CHF 949 bn 4 Based on end 3Q16 look-through Swiss RWA of CHF 271 bn 5 Includes CHF 5.8 bn of additional Tier 1 high-trigger capital instruments, CHF 5.1 bn of additional Tier 1 low-trigger capital instruments and CHF 0.7 bn of Tier 2 high-trigger capital instruments 6 Includes CHF 22.7 bn of bail-in debt instruments and CHF 4.2 bn of Tier 2 low-trigger capital instruments 7 Effective July 1, 2016 8 Effective as of January 1 for the applicable year

Note: In May 2016 the Swiss Federal Council amended the Capital Adequacy Ordinance (CAO) which recalibrates and expands the existing "Too Big to Fail" regime in Switzerland. The amended CAO came into effect on July 1, 2016, subject to phase-in and grandfathering provisions for certain outstanding instruments, and has to be fully applied by January 1, 2020. Figures do not include the effects of the countercyclical buffers and any rebates for resolvability and for certain Tier 2 low-trigger instruments recognized in gone concern capital. After January 1, 2020, the low-trigger Tier 2 instruments receive gone concern treatment and the Group's gone concern requirement is reduced by a factor of 0.5 for the outstanding amount of these instruments in relation to RWA and Leverage Exposure. In effect, the low-trigger Tier 2 instruments receive 1.5x value in the gone concern ratio

CREDIT SUISSE
December 8, 2016
39

Swiss Resolution Regime is debt investor friendly



Business as usual
Refill TLAC
Post-resolution
Further restructurings
Management changes
Etc.
Early intervention
Capital replenishment
Dividend cuts
Bonus reduction
AT1 coupon cancellation
Recovery
Trigger of high-strike /low-strike Cocos¹
Disposals
Further options from Recovery Plan
PONV
Trigger of regulatory capital instruments with PONV conversion/ write-off feature
Resolution (by FINMA)
Restructuring
Bail in (as a means of last resort)
Financial stability safeguarded
Sale or transfer of assets and/or closure of certain business lines
Etc.
Liquidation / wind-down (no bail-in powers)
Capital Adequacy Ordinance
Bank Insolvency Ordinance (BIO-FINMA)

Swiss resolution regime

- All shareholders and capital instruments to be fully eliminated/fully written off, before FINMA has power to force losses into bail-in debt
- NCWOL principle
- Strict and complete hierarchy of losses is enforced by law[2]
- Debt-for equity swap transfers all remaining equity to bail-in debt investors; minimizing their economic loss

Credit Suisse Group AG

- Resolution entity
- Simple and clean balance sheet
- Liabilities are structurally subordinated to OpCo (Credit Suisse AG)

1 Credit Suisse AG (OpCo) has issued Tier 2 low-trigger capital instruments where the principal amount is written off upon certain triggering events, including Credit Suisse Group's CET1 ratio falling below 5% or Credit Suisse Group becoming non-viable
2 Swiss Bank Insolvency Ordinance; FINMA has the possibility but not the requirement to compensate former shareholders

CREDIT SUISSE December 8, 2016 40

 Notes  Throughout the presentation rounding differences may occurAll risk-weighted assets (RWA) and leverage exposure figures shown in this presentation are as of the end of the respective period and on a “look-through” basisGross and net margins are shown in basis points (bps) Gross margin = adj. net revenues annualized / average AuM; net margin = adj. pre-tax income annualized / average AuMMandates penetration reflects advisory and discretionary mandates as percentage of total AuM, excluding AuM from the external asset manager (EAM) business  General notes  * “Adjusted operating expenses at constant FX rates” include adjustments as made in all our disclosures for restructuring expenses, major litigation expenses and a goodwill impairment taken in 4Q15 as well as adjustments for FX, applying the following main currency exchange rates for 1Q15: USD/CHF 0.9465, EUR/CHF 1.0482, GBP/CHF 1.4296, 2Q15: USD/CHF 0.9383, EUR/CHF 1.0418, GBP/CHF 1.4497, 3Q15: USD/CHF 0.9684, EUR/CHF 1.0787, GBP/CHF 1.4891, 4Q15: USD/CHF 1.0000, EUR/CHF 1.0851, GBP/CHF 1.5123, 1Q16: USD/CHF 0.9928, EUR/CHF 1.0941, GBP/CHF 1.4060, 2Q16: USD/CHF 0.9756, EUR/CHF 1.0956, GBP/CHF 1.3845, 3Q16: USD/CHF 0.9728, EUR/CHF 1.0882, GBP/CHF 1.2764. These currency exchange rates are unweighted, i.e. a straight line average of monthly rates. We apply this calculation consistently for the periods under review† Regulatory capital reflects the worst of 10% of RWA and 3.5% of leverage exposure. Return on regulatory capital is based on (adjusted) returns after tax assuming a tax rate of 30% for all periods and capital allocated based on the worst of 10% of average RWA and 3.5% of average leverage exposure. For Global Markets and Investment Banking & Capital Markets, return on regulatory capital is based on US dollar denominated numbers  Specific notes  Abbreviations  Adj. = Adjusted; AT1 = Additional Tier 1; AM = Asset Management; ann. = annualized; APAC = Asia Pacific; AuM = Assets under Management; BCBS = Basel Committee on Banking Supervision; BIS = Bank for International Settlements; bps = basis points; BRRD = Bank Recovery and Resolution Directive; CAO = Capital Adequacy Ordinance; CET1 = Common Equity Tier 1; Corp. Ctr. = Corporate Center; C&IB = Corporate & Institutional Banking; CRO = Chief Risk Officer; CCRO = Compliance and Regulatory Affairs; CVA = Credit Valuation Adjustment; ECM = Equity Capital Markets; EM = Emerging Markets; EMEA=Europe, Middle East & Africa; FINMA = Swiss Financial Market Supervisory Authority; FRTB = Fundamental review of the trading book; FSB = Financial Stability Board; FTE = Full time equivalents; FVoD = Fair Value of Own Debt; FX = Foreign Exchange; GM = Global Markets; GMAR = Global Markets Accelerated Restructuring; HoldCo = Holding Company; HQ = Headquarters; HQLA = High Quality Liquid Assets; IB = Investment Banking; IBCM = Investment Banking & Capital Markets; ID = Investor Day; IHC = Intermediate Holding Company; IOSCO = The International Organization of Securities Commissions; IPO = Initial Public Offer; IRB = Internal Ratings-Based; IWM = International Wealth Management; KPI = Key Performance Indicator; LATAM =Latin America; LCR = Liquidity Coverage ratio; M&A = Mergers & Acquisitions; NCWOL = No Creditor Worse Off than in Liquidation; NNA = Net new assets; NSFR = Net Stable Funding Ratio; OpCo = Operating Company; OpRisk = Operational Risk PB = Private Banking; PB&WM = (Former) Private Banking & Wealth Management (division) pp. = percentage points; PTI = Pre-tax income; PONV = Point of Non-Viability; QoQ = Quarter-on-quarter; RM(s) = Relationship Manager(s); RoRC = Return on regulatory capital; RWA = Risk Weighted Assets; SA-CCR = Standardized Approach - Counterparty Credit Risk; SME = Small and Medium Enterprises; SMG = Systematic Market-Making Group; SoW = Share of Wallet; SRU = Strategic Resolution Unit; STS = Sales and Trading Services; SUB = Swiss Universal Bank; T1= Tier 1 capital; TBTF = Too Big to Fail; TLAC = Total loss absorbing capacity; (U)HNW(I) = (Ultra) High Net Worth (Individuals); WM = Wealth Management; YoY = Year-on-Year; YTD = Year To Date

Adjusted results are non-GAAP financial measures that exclude goodwill impairment and certain other revenues and expenses included in our reported results. Management believes that adjusted results provide a useful presentation of our operating results for purposes of assessing our Group and divisional performance consistently over time, on a basis that excludes items that management does not consider representative of our underlying performance. Provided below is a reconciliation of our adjusted results to the most directly comparable US GAAP measures.

Reconciliation of adjustment items (1/2)

CS Group in CHF mn

	3Q16	2Q16	1Q16	4Q15	3Q15	2Q15	1Q15
Net revenues reported	**5,396**	**5,108**	**4,638**	**4,210**	**5,985**	**6,955**	**6,647**
Fair value on own debt	-	-	-	697	(623)	(228)	(144)
Real estate gains	-	-	-	(72)	-	(23)	-
(Gains)/losses on business sales	(346)	-	56	(34)	-	-	-
Net revenues adjusted	**5,050**	**5,108**	**4,694**	**4,801**	**5,362**	**6,704**	**6,503**
Provision for credit losses	**55**	**(28)**	**150**	**133**	**110**	**51**	**30**
Total operating expenses reported	**5,119**	**4,937**	**4,972**	**10,518**	**5,023**	**5,248**	**5,106**
Goodwill impairment	-	-	-	(3,797)	-	-	-
Restructuring expenses	(145)	(91)	(255)	(355)	-	-	-
Major litigation provisions	(306)	-	-	(564)	(203)	(63)	10
Total operating expenses adjusted	**4,668**	**4,846**	**4,717**	**5,802**	**4,820**	**5,185**	**5,116**
Pre-tax income/(loss) reported	**222**	**199**	**(484)**	**(6,441)**	**852**	**1,656**	**1,511**
Total adjustments	105	91	311	5,307	(420)	(188)	(154)
Pre-tax income/(loss) adjusted	**327**	**290**	**(173)**	**(1,134)**	**432**	**1,468**	**1,357**

SRU in USD mn

	3Q16	2Q16	1Q16	4Q15	3Q15	2Q15	1Q15
Net revenues reported	**(170)**	**(371)**	**(545)**	**(126)**	**(90)**	**437**	**335**
Fair value on own debt	-	-	-	-	-	-	-
Real estate gains	-	-	-	-	-	-	-
(Gains)/losses on business sales	-	-	4	-	-	-	-
Net revenues adjusted	**(170)**	**(371)**	**(541)**	**(126)**	**(90)**	**437**	**335**
Provision for credit losses	**6**	**(38)**	**119**	**99**	**21**	**13**	**5**
Total operating expenses reported	**698**	**445**	**601**	**1,103**	**688**	**690**	**651**
Goodwill impairment	-	-	-	-	-	-	-
Restructuring expenses	(23)	(21)	(80)	(158)	-	-	-
Major litigation provisions	(324)	-	-	(257)	(27)	(9)	-
Total operating expenses adjusted	**351**	**424**	**521**	**688**	**661**	**680**	**651**
Pre-tax income/(loss) reported	**(874)**	**(778)**	**(1,266)**	**(1,328)**	**(799)**	**(266)**	**(320)**
Total adjustments	347	21	84	415	27	9	-
Pre-tax income/(loss) adjusted	**(527)**	**(757)**	**(1,181)**	**(913)**	**(772)**	**(256)**	**(320)**

Corp. Ctr. in CHF mn

	3Q16	2Q16	1Q16	4Q15	3Q15	2Q15	1Q15
Net revenues reported	**72**	**(95)**	**110**	**(748)**	**752**	**384**	**173**
Fair value on own debt	-	-	-	697	(623)	(228)	(144)
Real estate gains	-	-	-	-	-	-	-
(Gains)/losses on business sales	-	-	52	-	-	-	-
Net revenues adjusted	**72**	**(95)**	**162**	**(51)**	**129**	**156**	**29**
Provision for credit losses	**-**	**(2)**	**1**	**(2)**	**1**	**-**	**-**
Total operating expenses reported	**279**	**142**	**76**	**307**	**211**	**121**	**223**
Goodwill impairment	-	-	-	-	-	-	-
Restructuring expenses	-	-	-	-	-	-	-
Major litigation provisions	-	-	-	-	-	-	-
Total operating expenses adjusted	**279**	**142**	**76**	**307**	**211**	**121**	**223**
Pre-tax income/(loss) reported	**(207)**	**(235)**	**33**	**(1,053)**	**540**	**263**	**(50)**
Total adjustments	-	-	52	697	(623)	(228)	(144)
Pre-tax income/(loss) adjusted	**(207)**	**(235)**	**85**	**(356)**	**(83)**	**35**	**(194)**

IWM AM in CHF mn

	3Q16	2Q16	1Q16	4Q15	3Q15	2Q15	1Q15
Net revenues reported	**292**	**334**	**320**	**365**	**308**	**335**	**320**
Fair value on own debt	-	-	-	-	-	-	-
Real estate gains	-	-	-	-	-	-	-
(Gains)/losses on business sales	-	-	-	-	-	-	-
Net revenues adjusted	**292**	**334**	**320**	**365**	**308**	**335**	**320**
Provision for credit losses	**-**	**-**	**-**	**-**	**-**	**-**	**-**
Total operating expenses reported	**243**	**273**	**253**	**330**	**267**	**275**	**274**
Goodwill impairment	-	-	-	-	-	-	-
Restructuring expenses	(2)	(2)	2	(4)	-	-	-
Major litigation provisions	-	-	-	-	-	-	-
Total operating expenses adjusted	**241**	**271**	**255**	**326**	**267**	**275**	**274**
Pre-tax income/(loss) reported	**49**	**61**	**67**	**35**	**41**	**60**	**46**
Total adjustments	2	2	(2)	4	-	-	-
Pre-tax income/(loss) adjusted	**51**	**63**	**65**	**39**	**41**	**60**	**46**

GM in USD mn

	3Q16	2Q16	1Q16	4Q15	3Q15	2Q15	1Q15
Net revenues reported	**1,396**	**1,671**	**1,252**	**1,168**	**1,632**	**2,052**	**2,272**
Fair value on own debt	-	-	-	-	-	-	-
Real estate gains	-	-	-	-	-	-	-
(Gains)/losses on business sales	-	-	-	-	-	-	-
Net revenues adjusted	**1,396**	**1,671**	**1,252**	**1,168**	**1,632**	**2,052**	**2,272**
Provision for credit losses	**(6)**	**(17)**	**22**	**(5)**	**15**	**(4)**	**4**
Total operating expenses reported	**1,310**	**1,532**	**1,430**	**4,517**	**1,346**	**1,641**	**1,498**
Goodwill impairment	-	-	-	(2,690)	-	-	-
Restructuring expenses	(52)	(52)	(102)	(97)	-	-	-
Major litigation provisions	(7)	-	-	(51)	(132)	(57)	-
Total operating expenses adjusted	**1,251**	**1,480**	**1,328**	**1,679**	**1,214**	**1,584**	**1,498**
Pre-tax income/(loss) reported	**92**	**156**	**(200)**	**(3,345)**	**271**	**415**	**770**
Total adjustments	59	52	102	2,838	132	57	-
Pre-tax income/(loss) adjusted	**150**	**208**	**(98)**	**(507)**	**403**	**473**	**770**

IBCM in USD mn

	3Q16	2Q16	1Q16	4Q15	3Q15	2Q15	1Q15
Net revenues reported	**479**	**558**	**395**	**418**	**414**	**605**	**420**
Fair value on own debt	-	-	-	-	-	-	-
Real estate gains	-	-	-	-	-	-	-
(Gains)/losses on business sales	-	-	-	-	-	-	-
Net revenues adjusted	**479**	**558**	**395**	**418**	**414**	**605**	**420**
Provision for credit losses	**(9)**	**-**	**30**	**-**	**-**	**-**	**-**
Total operating expenses reported	**450**	**417**	**425**	**902**	**346**	**451**	**471**
Goodwill impairment	-	-	-	(384)	-	-	-
Restructuring expenses	(16)	9	(28)	(22)	-	-	-
Major litigation provisions	-	-	-	-	-	-	-
Total operating expenses adjusted	**434**	**426**	**397**	**496**	**346**	**451**	**471**
Pre-tax income/(loss) reported	**39**	**141**	**(60)**	**(484)**	**68**	**154**	**(51)**
Total adjustments	16	(9)	28	406	-	-	-
Pre-tax income/(loss) adjusted	**55**	**132**	**(32)**	**(78)**	**68**	**154**	**(51)**

CREDIT SUISSE
December 8, 2016
42

Reconciliation of adjustment items (2/2)

SUB PB in CHF mn

	3Q16	2Q16	1Q16	4Q15	3Q15	2Q15	1Q15
Net revenues reported	1,160	840	846	963	857	956	920
Fair value on own debt	-	-	-	-	-	-	-
Real estate gains	(346)	-	-	(72)	-	(23)	-
(Gains)/losses on business sales	-	-	-	(10)	-	-	-
Net revenues adjusted	814	840	846	881	857	933	920
Provision for credit losses	13	7	9	14	14	9	12
Total operating expenses reported	603	582	632	784	639	690	659
Goodwill impairment	-	-	-	-	-	-	-
Restructuring expenses	(16)	(3)	(35)	(33)	-	-	-
Major litigation provisions	-	-	-	(25)	-	-	-
Total operating expenses adjusted	587	579	597	726	639	690	659
Pre-tax income/(loss) reported	544	251	205	165	204	257	249
Total adjustments	(330)	3	35	(24)	-	(23)	-
Pre-tax income/(loss) adjusted	214	254	240	141	204	234	249

IWM PB in CHF mn

	3Q16	2Q16	1Q16	4Q15	3Q15	2Q15	1Q15
Net revenues reported	789	811	853	808	785	830	801
Fair value on own debt	-	-	-	-	-	-	-
Real estate gains	-	-	-	-	-	-	-
(Gains)/losses on business sales	-	-	-	(11)	-	-	-
Net revenues adjusted	789	811	853	797	785	830	801
Provision for credit losses	-	16	(2)	(7)	11	(1)	2
Total operating expenses reported	593	611	622	874	618	619	567
Goodwill impairment	-	-	-	-	-	-	-
Restructuring expenses	(13)	(13)	(10)	(32)	-	-	-
Major litigation provisions	19	-	-	(228)	(50)	-	10
Total operating expenses adjusted	599	598	612	614	568	619	577
Pre-tax income/(loss) reported	196	184	233	(59)	156	212	232
Total adjustments	(6)	13	10	249	50	-	(10)
Pre-tax income/(loss) adjusted	190	197	243	190	206	212	222

APAC PB in CHF mn

	3Q16	2Q16	1Q16	4Q15	3Q15	2Q15	1Q15
Net revenues reported	346	337	319	271	303	307	297
Fair value on own debt	-	-	-	-	-	-	-
Real estate gains	-	-	-	-	-	-	-
(Gains)/losses on business sales	-	-	-	-	-	-	-
Net revenues adjusted	346	337	319	271	303	307	297
Provision for credit losses	38	2	(17)	(5)	24	-	(1)
Total operating expenses reported	242	245	216	228	210	188	190
Goodwill impairment	-	-	-	-	-	-	-
Restructuring expenses	(3)	-	-	(1)	-	-	-
Major litigation provisions	-	-	-	(6)	-	-	-
Total operating expenses adjusted	239	245	216	221	210	188	190
Pre-tax income/(loss) reported	66	90	120	48	69	119	108
Total adjustments	3	-	-	7	-	-	-
Pre-tax income/(loss) adjusted	69	90	120	55	69	119	108

SUB C&IB in CHF mn

	3Q16	2Q16	1Q16	4Q15	3Q15	2Q15	1Q15
Net revenues reported	507	497	510	532	507	506	480
Fair value on own debt	-	-	-	-	-	-	-
Real estate gains	-	-	-	-	-	-	-
(Gains)/losses on business sales	-	-	-	(13)	-	-	-
Net revenues adjusted	507	497	510	519	507	506	480
Provision for credit losses	17	2	(3)	29	25	24	11
Total operating expenses reported	276	293	286	304	286	271	275
Goodwill impairment	-	-	-	-	-	-	-
Restructuring expenses	(3)	(1)	(5)	(9)	-	-	-
Major litigation provisions	-	-	-	-	-	-	-
Total operating expenses adjusted	273	292	281	295	286	271	275
Pre-tax income/(loss) reported	214	202	227	199	196	211	194
Total adjustments	3	1	5	(4)	-	-	-
Pre-tax income/(loss) adjusted	217	203	232	195	196	211	194

APAC IB in CHF mn

	3Q16	2Q16	1Q16	4Q15	3Q15	2Q15	1Q15
Net revenues reported	571	574	588	555	582	733	791
Fair value on own debt	-	-	-	-	-	-	-
Real estate gains	-	-	-	-	-	-	-
(Gains)/losses on business sales	-	-	-	-	-	-	-
Net revenues adjusted	571	574	588	555	582	733	791
Provision for credit losses	(4)	1	(5)	8	-	11	(2)
Total operating expenses reported	489	457	449	1,212	489	474	436
Goodwill impairment	-	-	-	(756)	-	-	-
Restructuring expenses	(20)	(10)	(1)	(2)	-	-	-
Major litigation provisions	-	-	-	-	-	-	-
Total operating expenses adjusted	469	447	448	454	489	474	436
Pre-tax income/(loss) reported	86	116	144	(665)	93	248	357
Total adjustments	20	10	1	758	-	-	-
Pre-tax income/(loss) adjusted	106	126	145	93	93	248	357

APAC IB in USD mn

	3Q16	2Q16	1Q16	4Q15	3Q15	2Q15	1Q15
Net revenues reported	587	590	595	554	603	783	835
Fair value on own debt	-	-	-	-	-	-	-
Real estate gains	-	-	-	-	-	-	-
(Gains)/losses on business sales	-	-	-	-	-	-	-
Net revenues adjusted	587	590	595	554	603	783	835
Provision for credit losses	(4)	1	(5)	8	-	12	(3)
Total operating expenses reported	503	468	452	1,221	505	505	460
Goodwill impairment	-	-	-	(765)	-	-	-
Restructuring expenses	(21)	(10)	(1)	(2)	-	-	-
Major litigation provisions	-	-	-	-	-	-	-
Total operating expenses adjusted	482	458	451	454	505	505	460
Pre-tax income/(loss) reported	88	121	148	(675)	98	266	378
Total adjustments	21	10	1	767	-	-	-
Pre-tax income/(loss) adjusted	109	131	149	92	98	266	378

CREDIT SUISSE
December 8, 2016
43

Swisscard deconsolidation impact

Impact of the deconsolidation on the Swiss Universal Bank

in CHF mn	SUB adjusted				Swisscard Impact[1]				SUB adjusted ex Swisscard			
	1Q15	2Q15	3Q15	9M15	1Q15	2Q15	3Q15	9M15	1Q15	2Q15	3Q15	9M15
Net interest income	611	685	708	2,004	9	9	-	18	602	676	708	1,986
Recurring commissions & fees	412	412	372	1,196	56	59	-	115	356	353	372	1,081
Transaction-based revenues	382	349	295	1,026	8	7	-	15	374	342	295	1,011
Other revenues	(5)	(7)	(11)	(23)	-	-	-	-	(5)	(7)	(11)	(23)
Net revenues	**1,400**	**1,439**	**1,364**	**4,203**	**73**	**75**	**-**	**148**	**1,327**	**1,364**	**1,364**	**4,055**
Provision for credit losses	**23**	**33**	**39**	**95**	**-**	**-**	**-**	**-**	**23**	**33**	**39**	**95**
Total operating expenses	**934**	**961**	**925**	**2,820**	**61**	**62**	**-**	**123**	**873**	**899**	**925**	**2,697**
Pre-tax income	**443**	**445**	**400**	**1,288**	**12**	**13**	**-**	**25**	**431**	**432**	**400**	**1,263**
Return on regulatory capital†	**14%**	**14%**	**13%**	**14%**	**-**	**-**	**-**	**-**	**14%**	**14%**	**13%**	**14%**

Note: Adjusted results are non-GAAP financial measures. A reference to the reconciliation to reported results for other adjustments not relating to Swisscard is included in the Notes of this presentation † See Appendix
This is an illustrative pro-forma presentation of the impact of the deconsolidation of the card issuing business on the historical results of SUB as if it had occurred on December 31, 2014. Given that as of July 1, 2015 the business has been deconsolidated and transferred to the equity method investment, Swisscard AECS GmbH and the transaction does not qualify for discontinued operations, the historical results are not restated in this respect. The reduction in pre-tax income in the Private Banking business of Swiss Universal Bank is offset by the reduction in minority interest from the deconsolidation at the Group level, therefore there is no material impact on the Group's net income attributable to shareholders. These illustrative figures cannot be seen as being indicative of future trends or results 1 Pro-forma impact of the card issuing business deconsolidation

CREDIT SUISSE December 8, 2016 44

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE GROUP AG and CREDIT SUISSE AG
 (Registrants)

Date: December 8, 2016
By:
/s/ Christian Schmid
Christian Schmid
Managing Director
By:
/s/ Stephan Flückiger
Stephan Flückiger
Director